Mail Stop 4561

February 29, 2008

VIA U.S. MAIL AND FAX (562) 493-9352

Robert J. Conway
Chief Executive Officer
DSI Realty Income Fund VII
6700 E. Pacific Coast Hwy
Long Beach, CA 90803

>   **Re: DSI Realty Income Fund VII**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2006**
>   **Filed March 30, 2007**
>   **Form 10-Q for Quarterly Period Ended**
>   **September 30, 2007**
>   **Filed November 14, 2007**
>   **File No. 002-83291**

Dear Mr. Conway:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief